UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 13, 2022

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an Extraordinary General Meeting of Shareholders of Grupo Aval has been summoned for May 20, 2022, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares of the company to an Extraordinary General Meeting of Shareholders of the company, which will be held in person on May 20, 2022, at 11:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Reading of the agenda.

3.	Appointment of a committee for approval of the minutes.

4.	Proposal of modification of the source of profits to be used for the payment of the dividend approved by the Shareholders' Meeting on March 30, 2022.

Shareholders may be represented at the Meeting by means of a written power of attorney indicating the name of the proxy, the person in whose name the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval by calling 601 3077127 in Bogota or 01 8000 111901 in the rest of the country. Likewise, it is recommended that the attorneys-in-fact of the shareholders present their proxies prior to the date of the Meeting at Deceval's office located at Carrera 7 # 71 – 21, Torre B, 12th Floor, Bogotá, D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

May 13, 2022”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.
By:		/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel